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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Akorn, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
009728106
(CUSIP Number)
July 17, 2001 (Date of Event which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /  Rule 13d-1(b)

    /x/  Rule 13d-1(c)

    / /  Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106	Page 2 of 5 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Arjun C. Waney

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
495,000

		(6)	Shared Voting Power
1,320,000

		(7)	Sole Dispositive Power
495,000

		(8)	Shared Dispositive Power
1,320,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,815,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
9.3%

(12)	Type of Reporting Person (See Instructions)
IN

CUSIP No. 009728106	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer
Akorn, Inc.

(b)	Address of Issuer's Principal Executive Offices
2500 Millbrook Drive Buffalo Grove, IL 60089

Item 2.

(a)	Name of Person Filing
Arjun C. Waney

(b)	Address of Principal Business Office or, if none, Residence
46 Lowndes Square London SW1X 9JU, U.K.

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
009728106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

CUSIP No. 009728106	Page 4 of 5 Pages
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box: /x/

Item 4. Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Arjun C. Waney may be deemed to beneficially own 1,815,000 shares of Akorn, Inc. ("Issuer") due to the following: (i) 386,000 shares of the Issuer are held by Argent Fund Management Ltd., a United Kingdom corporation having a mailing address of 67 Cheval Place, London SW7 1HP, U.K. ("Argent") for which Mr. Waney serves as Chairman and Managing Director and of which 51% is owned by Mr. Waney; (ii) 608,400 shares are held by First Winchester Investments Ltd., a British Virgin Islands corporation having a mailing address of 8 Church Street, St. Helier, Jersey JE4 0SG, Channel Islands, which operates as an equity fund for investors unrelated to Mr. Waney and whose investments are directed by Argent; (iii) 495,000 shares of the Issuer are held by Mr. Waney through certain Individual Retirement Accounts maintained in the United States; and (iv) 325,600 shares of the Issuer are held jointly by Mr. Waney and his spouse, also a United States citizen.

(b)	Percent of class:

9.3%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
495,000.

	(ii)	Shared power to vote or to direct the vote

1,320,000.

	(iii)	Sole power to dispose or to direct the disposition of
495,000.

	(iv)	Shared power to dispose or to direct the disposition of
1,320,000.

    Instruction. For computations regarding securities which represent a right to acquire an underlying security see section 240.13d3(d)(1).

CUSIP No. 009728106	Page 5 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not Applicable

Item 8. Identification and Classification of Members of the Group

    Not Applicable

Item 9. Notice of Dissolution of Group

    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

  (b)
  The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2001
Date

/s/ Arjun C. Waney
Signature

Arjun C. Waney, an individual
Name/Title

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SIGNATURE